August 4, 2006
Via EDGAR
Ms. Celeste M. Murphy, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Amended Responses to Oral Comments of the Staff of the Securities and
Exchange Commission to the Revised and Amended Tender
Offer of Canadian Superior Energy Acquisitions Inc. and
Canadian Superior Energy Inc. (Commission File No. 005-80168)
Dear Ms. Murphy:
          Set forth below are the responses of Canadian Superior Energy Inc., an Alberta corporation (the “Company”), to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in a telephone conversation with the undersigned, Thomas Greenberg and Christopher Morgan on August 2, 2006, as supplemented by a telephone conversation with the undersigned, Thomas Greenberg and Christopher Morgan on August 3, 2006, with respect to the amended tender offer (the “Amended Offer”) of the Company and Canadian Superior Energy Acquisitions Inc., a wholly-owned subsidiary of the Company, to purchase all of the issued and outstanding common shares (including common shares which become outstanding upon exercise of options to acquire common shares) of Canada Southern Petroleum Ltd. (“Canada Southern”), at a price per Canada Southern share of, at the election of each Canada Southern shareholder, either (i) 2.0 common shares of Canadian Superior, Cdn $2.50 cash and one exchangeable preferred share of Canadian Superior (each an “Exchangeable Share”), or (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior, being the consideration offered under Canadian Superior’s initial offer for Canada Southern.

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 4, 2006

          For the convenience of the Staff, we have set out below in bold type each of the Staff’s oral comments followed by the Company’s response to such comments in plain text.
1.	Provide an analysis as to how the Amended Offer, as evidenced by the July Press Releases (as defined below), does not violate Section 5(a) of the United States Securities Act of 1933, as amended (the “Act”).

Section 5(a) of the Act provides that unless a registration statement is in effect as to a security, it shall be unlawful for any person, directly or indirectly, (1) to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or otherwise; or (2) to carry or cause to be carried through the mails or in interstate commerce, by any means or instruments of transportation, any such security for the purpose of sale or for delivery after sale.

The Amended Offer was initially disseminated via press release by the Company on the evening of July 26, 2006, with additional releases on July 28, 2006 and two such releases on July 31, 2006 (together, the “July Press Releases”). Each such press release was subsequently filed by the Company pursuant to Rule 425, which filing was then incorporated by reference into an Amendment to the Company’s Schedule T-O on file with the Commission. Although at the time of the dissemination of each such press release a registration statement pertaining to the Exchangeable Shares was not on file with the Commission, the Company did not make use of “any means or instruments of transportation or communication in interstate commerce or of the mails to sell” such Exchangeable Shares. No such sale can have yet taken place with respect to the Amended Offer, because the Company has not yet published, sent or given shareholders of Canada Southern the means by which they can tender to the Amended Offer (i.e., a letter of transmittal). In addition, the Company has not “carr[ied] or cause[d] to be carried through the mails or in interstate commerce” any such Exchangeable Shares for the purpose of sale.

In addition, it is important to note that the Company did not violate Section 5(b) of the Act. Rule 165(b) provides a safe-harbor from the application of Section 5(b)(1) and sets out that, notwithstanding Section 5(b)(1) of the Act, any written communication made in connection with or relating to a business combination after the filing of a registration statement related to the transaction need not satisfy the requirements of Section 10 of the Act, so long as (i) the prospectus is filed in accordance with Rule 425 under the Act and (ii) certain conditions contained in Rule 165(c) are met. At the time of dissemination of the July Press Releases, the Company had filed a registration statement on Form F-10 registering the distribution of common shares under the initial offer (File No. 333-135127) (the “Initial Registration Statement”). With respect to the first of the requirements of Rule 165, the July Press Releases were each filed in accordance with

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 4, 2006

Rule 425 under the Act. With respect to the second requirement, (i) the Amended Offer set forth in the July Press Releases was made in accordance with Rules 14d-1 through 14e-8 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the July Press Releases each contained a prominent legend urging investors to read the “Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the [Commission]” and that such documents contained important information and could be obtained without charge at the Commission’s website or by directing a request to the Corporate Secretary of the Company. Therefore, the applicable conditions contained in Rule 165(c) were met.

Finally, the Company did not violate Section 5(c) of the Act. Rule 165(a) provides a safe-harbor from the application of Section 5(c) of the Act and provides that, notwithstanding Section 5(c) of the Act, the offeror of securities in a business combination transaction to be registered under the Act may make an offer to sell or solicit an offer to buy those securities from and including the first public announcement until the filing of a registration statement relating to the transaction, so long as (i) any written communication made in connection with or relating to the transaction is filed in accordance with Rule 425 under the Act and (ii) the applicable conditions in Rule 165(c) under the Act are met. As discussed above, the July Press Releases were each filed with the Commission under Rule 425. In addition, for the reasons delineated above, each of the July Press Releases met all of the applicable conditions set out in Rule 165(c). We note that Rule 165(a) is meant to provide a safe-harbor to the offeror of securities in a business combination transaction to be registered under the Act before a registration statement is filed relating to such securities. As indicated above, at the time of dissemination of the July Press Releases, the Company had filed the Initial Registration Statement on Form F-10 registering the distribution of common shares under the initial offer. The Initial Registration Statement became effective pursuant to Rule 467(a) upon its filing. The Company is not able to register the Exchangeable Shares by means of a post-effective amendment to the Initial Registration Statement. The Company will file a new registration statement to register the distribution of the Exchangeable Shares, which will include the notice of variation and extension and the amended letter of transmittal relating to the Amended Offer. At the time of such filing, the Company will also file Post-Effective Amendment No. 1 to the Initial Registration Statement, including the notice of variation and extension and the amended letter of transmittal relating to the Amended Offer.

2.	Explain how the Amended Offer does not violate Rule 14d-4 under the Exchange Act.

Rule 14d-4(b) under the Exchange Act provides that as soon as practicable after commencement of a tender offer, the bidder must publish, send or give the disclosure required by Rule 14d-6 under the Exchange Act to security holders of the class of

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 4, 2006

securities that is the subject of the offer by filing a registration statement containing all of the required information and delivering a prospectus that meets the requirements of Section 10(a) of the Securities Act to security holders. Rule 14d-2(a) under the Exchange Act provides that a bidder will have commenced its tender offer at 12:01 a.m. on the date when the bidder has first published, sent or given the means to tender to security holders. To date, the Company has not yet published, sent or given the means to tender to the Amended Offer to Canada Southern shareholders. While the Company expects to send a notice of variation and extension and a related letter of transmittal to Canada Southern shareholders, which letter of transmittal will allow Canada Southern shareholders to tender to the Amended Offer, such offer documents have not yet been filed or sent to Canada Southern shareholders. Therefore, the Company could not have violated, and did not so violate, Rule 14d-4 under the Exchange Act.

3.	Provide an analysis as to how the Company will promptly pay the consideration under the Amended Offer in accordance with Rule 14e-1(c).

The Company has conditioned the Exchangeable Share portion of the Amended Offer upon the Company acquiring at least two-thirds (66 2/3%) of the common shares (fully-diluted) of Canada Southern on the date that the Company first takes up and pays for such common shares. On the date that the Company first takes up and pays for common shares tendered in the Amended Offer, assuming the minimum tender condition of the Amended Offer is met, shareholders of Canada Southern will receive either (i) 2.0 common shares of Canadian Superior, Cdn $2.50 cash and one Exchangeable Share, or (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior, in each case depending on the election such Canada Southern shareholder has made. All such consideration to be paid to Canada Southern shareholders who tender into the Amended Offer will be distributed promptly upon taking up the Canada Southern common shares.

4.	Indicate how the Company will enable Canada Southern shareholders that have tendered to the initial offer to receive, if they so elect, the alternative consideration under the Amended Offer.

Under the Amended Offer, each Canada Southern shareholder has the option to elect either (i) 2.0 common shares of Canadian Superior, Cdn $2.50 cash and one Exchangeable Share, or (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior, being the consideration offered under Canadian Superior’s initial offer for Canada Southern. An amended letter of transmittal setting forth such options has been prepared. The notice of variation and extension, including the amended letter of transmittal, will be mailed to all Canada Southern shareholders, including those that have tendered their shares to the initial offer. Under the Amended Offer, Canada Southern shareholders who tendered to the initial offer will be permitted to accept the consideration alternative that includes Exchangeable Shares by submitting an amended letter of transmittal under the Amended Offer. They will not be required to withdraw

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 4, 2006

their shares first. The notice of variation and extension will include prominent disclosure setting forth the manner by which Canada Southern shareholders who tendered to the initial offer may, prior to the expiration of the Amended Offer, if they so choose, change the terms of their tender to accept the alternative consideration. This disclosure will appear in the Q&A and in a section entitled, “The Participating Consideration”. Prominent disclosure will also appear on the cover page of the notice of variation and extension indicating that shareholders who have tendered to the initial offer and who do not elect to submit an amended letter of transmittal electing to receive the alternative consideration will receive only the initial offer consideration.
* * *
          Please telephone the undersigned or Christopher W. Morgan of our office at (416) 777-4700 if you have any questions or require any additional information.
Very truly yours,
/s/ Ryan J. Dzierniejko
Ryan J. Dzierniejko

cc:	Nicholas Panos
(United States Securities and Exchange Commission)

Thomas W. Greenberg
Christopher W. Morgan
(Skadden, Arps, Slate, Meagher & Flom LLP)